Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 24, 2008
Item 3	News Release The news release dated November 24, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4

Summary of Material Change

Canplats Resources Corporation announced that the first independent resource estimate for the Represa Zone has established measured resources of 0.235 million ounces gold, indicated resources of 3.210 million ounces gold, and inferred resources of 0.555 million ounces gold at the 100% owned Camino Rojo project located in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated November 24, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 24th day of November, 2008.

November 24, 2008	TSX Venture Symbol: CPQ

Camino Rojo Hosts 3.44 Million Ounces Gold Measured & Indicated
With Additional 0.56 Million Ounces Inferred

Vancouver, B.C., - Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce that the first independent resource estimate for the Represa Zone has established measured resources of 0.235 million ounces gold, indicated resources of 3.210 million ounces gold, and inferred resources of 0.555 million ounces gold at the 100% owned Camino Rojo project located in the State of Zacatecas, Mexico.  A total of 60.7 million ounces of silver resources have also been outlined in measured and indicated categories.  This initial resource estimate demonstrates the size and strength of the Represa mineral system, which remains open for expansion in both strike directions and to depth.

The independent resource estimate incorporates results from 111 drill holes completed by Canplats since late October, 2007.  A summary of mineral resources is tabulated below, with a breakdown of oxide, transitional and sulphide mineralization shown in the attached tables.

REPRESA MINERAL RESOURCE SUMMARY*

Category	Size	Grade				Gold Ounces (000’s)	Silver Ounces (000’s)
	Tonnes (Millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
Measured	9.58	0.76	13.40	0.34	0.29	235	4,126
Indicated	153.81	0.65	11.44	0.37	0.18	3,210	56,582
Total M&I	163.39	0.66	11.56	0.37	0.19	3,445	60,708
Inferred	31.03	0.56	7.63	0.31	0.10	555	7,612
*Based upon a cut-off grade of 0.2 grams gold per tonne for oxide and transitional resources, with a cut-off grade of 0.3 grams gold per tonne for sulphide resources.

“Our first year of drilling at the Camino Rojo project has been a resounding success,” commented Gordon Davis, Canplats’ Chairman and CEO.  “This resource estimate establishes the Represa Zone as one of the most significant new gold discoveries in recent years in the Americas.  We are particularly pleased to have established a large component of at or near-surface oxide mineralization, and that more than 86% of the total gold resources are already classified as measured and indicated.”

The Camino Rojo resource estimate was prepared by Doug Blanchflower, P.Geo., an Independent Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  The estimate was based upon 14,228 assays from 111 diamond and reverse circulation drill holes totaling 35,997 meters.  Grades were estimated by ordinary kriging methods after drill hole assays were capped at 9.5 grams gold per tonne and composited into 2 meter intervals.  Gold values displayed a classic “bell” distribution of values, with cross-validation indicating a very good correlation between real and estimated values.  Tonnage estimates were based upon 357 specific gravity and bulk density measurements, utilizing a density of 2.681 grams/cc for all resources.  A technical report detailing the resource estimate will be filed on www.sedar.com within 45 days.

The Represa Zone is situated in a broad flat valley in an area of excellent infrastructure, less than 5 kilometers from a paved highway and high voltage power lines.  It is located 50 kms to the southeast of Goldcorp’s large-scale Penasquito Mine.

In addition to the Represa Zone and adjacent Don Julio Zone, a number of promising target areas have been identified on the 340,000 hectare (more than 1,300 square miles) property and will be followed up with reconnaissance exploration programs.  Two initial drill holes on geophysical targets 1,200 meters to the southwest of the Don Julio Zone intersected favourable alteration but no significant values.  Metallurgical testwork has been initiated, with preliminary test results expected in the coming weeks.

A conference call will be held today at 5:00PM Eastern time.  To participate, please dial 416-644-3418 or 800-733-7560.  A replay of the call will be available for one week starting at 7:00PM Eastern time.  To listen to the replay, please dial 416-640-1917 or 877-289-8525 and enter pass code number 21290275.

Ken McNaughton, Vice-President Exploration of Canplats Resources is the qualified person responsible for the Camino Rojo exploration program. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information:
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 629-8292

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-629-8293

Investor Inquiries:
Blaine Monaghan
Director, Investor Relations
Direct: (604) 629-8294
Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

REPRESA OXIDE MINERAL RESOURCES

 Measured & Indicated:

Cut-off	Size	Grade		Gold Ounces (000’s)	Silver Ounces (000’s)
Gold (g/t)	Tonnes (Millions)	Gold (g/t)	Silver (g/t)
0.30	56.21	0.76	13.76	1,382	24,866
0.20	63.94	0.70	13.26	1,444	27,268
0.10	67.03	0.68	13.04	1,461	28,094

Inferred:

Cut-off	Size	Grade		Gold Ounces (000’s)	Silver Ounces (000’s)
Gold (g/t)	Tonnes (Millions)	Gold (g/t)	Silver (g/t)
0.30	1.98	0.61	11.34	39	722
0.20	2.41	0.55	10.89	42	843
0.10	2.64	0.51	10.65	44	905

REPRESA TRANSITIONAL MINERAL RESOURCES

 Measured & Indicated:

Cut-off	Size	Grade		Gold Ounces (000’s)	Silver Ounces (000’s)
Gold (g/t)	Tonnes (Millions)	Gold (g/t)	Silver (g/t)
0.30	21.05	0.71	16.23	478	10,983
0.20	24.55	0.64	15.39	507	12,149
0.10	25.42	0.63	15.18	511	12,412

Inferred:

Cut-off	Size	Grade		Gold Ounces (000’s)	Silver Ounces (000’s)
Gold (g/t)	Tonnes (Millions)	Gold (g/t)	Silver (g/t)
0.30	2.00	0.56	12.15	36	781
0.20	2.41	0.51	11.74	39	910
0.10	2.49	0.50	11.70	40	937

REPRESA SULPHIDE MINERAL RESOURCES

Measured & Indicated:

Cut-Off	Size	Grade				Gold Ounces (000’s)	Silver Ounces (000’s)
Gold (g/t)	Tonnes (Millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
0.40	54.32	0.72	9.80	0.39	0.14	1,263	17,121
0.30	74.89	0.62	8.84	0.36	0.13	1,494	21,291
0.20	100.88	0.52	7.88	0.34	0.11	1,701	25,570

Inferred:

Cut-Off	Size	Grade				Gold Ounces (000’s)	Silver Ounces (000’s)
Gold (g/t)	Tonnes (Millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
0.40	17.94	0.66	7.53	0.32	0.09	381	4,344
0.30	26.21	0.56	6.95	0.31	0.08	474	5,858
0.20	35.76	0.48	6.42	0.29	0.08	550	7,384